Exhibit 99.1

Nu Holdings Ltd. Announces Results of Annual General Meeting Held on August 6, 2026

São Paulo, Brazil – August 6, 2026 – Nu Holdings Ltd. (NYSE: NU) ("Nu" or the "Company") announces the results of its annual general meeting held on August 6, 2025. The following matters, as outlined in the Notice of Annual General Meeting dated August 6, 2026, were approved by shareholders present in person or represented by proxies, as follows:

Proposal 1 passed with 99.88% of the votes cast in favor:

"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, be approved and ratified."

Proposal 2 passed with 96.23% of the votes cast in favor:

"To resolve, as an ordinary resolution, that the re-election of the individuals listed from 'a' to 'i' as directors of the Company (the 'Nominees'), each to serve for a term ending on the date of the next annual general meeting of the members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:

a.	David Vélez Osorno;
b.	Anita Mary Sands;
c.	David Alexandre Marcus;
d.	Diego Piacentini
e.	Douglas Mauro Leone;
f.	Jacqueline Dawn Reses;
g.	Luis Alberto Moreno Mejia;
h.	Rogério Paulo Calderón Peres; and
i.	Thuan Quang Pham.”

About Nu

Nu is one of the largest digital financial services platforms in the world, serving above 135 million across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fight complexity and empower people, Nu caters to customers’ complete financial journey, promoting financial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Most Influential Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/.

Contacts:

Investor Relations

Guilherme Souto

investors@nubank.com.br

Media Relations

Simone Iwasso

press@nubank.com.br